CONSENT of QUALIFIED PERSON

I, David Burga, P.Geo., do hereby consent to the public filing of the technical report titled “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” effective April 3, 2017 and dated May 18, 2017 (the "Technical Report") by Endeavour Silver Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated April 3, 2017.

I certify that I have read the news release dated April 3, 2017 filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 18th day of May, 2017

________________________
David Burga, P.Geo.
Associate Geologist